Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

7/26/2021 We’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA Posts FAQ and Wiki Posted by u/GinkgoAnnaMarie Scheduled AMA 4 days ago We’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! Technology FINAL FINAL EDIT: DONE! Thanks everyone for engaging, you’re awesome! FINAL EDIT Friday 9:07am ET: I’m going to spend 30min answering as many stragglers as I can and then I’m going to call it! Thank you everyone for the interest and engagement. Hopefully you can see we’re damn excited for where the synthetic biology field is heading and we hope we can be a key enabler of that vision! EDIT: Thank you for a great AMA session, Reddit! We’re over for time but will keep answering questions as we’re able to, in the next few hours. You can also follow us on Twitter, where we tend to be more active (@Ginkgo ,@jrkelly , and @annamariewagner )! Thanks for joining us, everyone! —— Ginkgo wants to make biology as easy to program as computers. We believe biology is like freakishly powerful alien technology that is far more advanced than anything we mere mortals have managed to invent. We want to help scientists and innovators utilize that technology to solve some of the world’s most pressing challenges from food supply to environmental remediation and climate change to healthcare and biosecurity. Our platform of expert scientists, foundry, and codebase support innovators who are building solutions across end markets. We love what we do and are excited to help everyone learn about what we might be able to GROW with biology! Also—we announced in May that we’re going public in a SPAC merger with Soaring Eagle ($SRNG, which will become $DNA upon a successful close) and as we’re going public, want to help people learn more about the business we’re building. In the meantime, you can learn more about that too here and find lots more about our business on our investor page. We’ll be responding from about 2 to 4pm Boston time today! Keep your eyes on our Twitter, Facebook, and LinkedIn accounts as well, as we’ll be livestreaming our responses! Expect responses from me, Anna Marie Wagner on this account, and from Jason Kelly at u/jkelly555 (peep the Cake Day!). Co-founder Tom Knight (TK) is alongside us live and I’ll provide his answers as well! Plus we’ll add other team members here as they chime in! [Edit: We were also joined by Head of Codebase Patrick Boyle, and David from the Decepticons team] We’re also responding on live streaming on YouTube, Facebook, and LinkedIn 444 Comments Award Share 86% Upvoted Markdown Mode Sort By: Best View discussions in 4 other communities coldize · 4d The facebook developer who created the ‘Like’ button did so purely to spread joy. There was no foresight into how much anxiety it would create in social media. My question is this: What are you doing to try to tackle the potential moral/ethical problems your technology may create before those problems manifest? 339 Reply Give Award Share Report Save feralinprog · 4d · edited 4d They talked about this in the livestream but didn’t actually write down an answer here. If you remind me later, I can try to find the exact timestamp later, once the livestream is over and it becomes a normal youtube video. https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 1/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

EDIT: It's about 1h12m in to the stream.

EDIT 2: Haha, I should have refreshed before writing this response. Still, they do talk a lot more in the livestream than they're writing here, so it'd be worth listening to their response in the livestream regardless.

EDIT 3: Here's the timestamp: https://youtu.be/32VTF-dFcz8?t=4353

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MystifyTT · 4d

Thank you for this

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Jiub8 · 4d

+1 on this.

surprised people aren't more interested in the moral and ethical issues inherent in enigeering biology and some of the places that could lead

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

More people should care!!! A LOT!!!

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Jiub8 · 4d · edited 4d

I agree!

So what do you guys think? Is this something you talk about a lot?

EDIT: my fault - I just saw you replied to the original question thread. thanks

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participantator · 3d

"A LOT" is the way to convince someone in a Monty Python movie.

I watched the video response of this question and I saw more waffling confidence than clarity. The lack of a good answer here supports that impression.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We care super deeply about ethics and values and spend a lot of time thinking about how biotechnology will impact the world, how science has gotten it wrong in the past (e.g. by excluding certain groups, etc.). Always happy to chat about more specifics, but you can also see some of our thoughts on topics at the intersection of society, ethics, and science in our magazine: Grow by Ginkgo (https://www.growbyginkgo.com/)

Bottom line: we CARE how our platform is used (we don't just see it as "pipes" and don't care what runs through those pipes) and feel responsible for making sure it's used for good.

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MystifyTT · 4d

> always happy to chat about specifics

That's what the question was. What are the specifics?

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Antitypical · 4d

Watch the livestream at 1:12:30. They go into great detail. Here's a summary

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renatomello · 4d

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 2/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
So the person asked for specifics of what the company is doing regarding ethics issues and the company answered “we care, here’s our magazine”??????
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Antitypical · 4d · edited 3d
Someone else mentioned this, but they went into much greater detail on the livestream, at about 1:12:30. I encourage you to watch that, but here’s a summary:
1. Acknowledge the shitty reality that tech has had a habit of building pipes and not caring what goes through them. Example: Youtube might care that they have the fastest buering and streaming (good pipes) without caring that there’s an eight-year-old who can access all the stu going through them. Care about what is on the platform as a core principle.
2. Understand that technology makers have a history of embedding parts of themselves into the technology, which has caused those engineers to run into unintended consequences when they haven’t worked with people from populations who will interact with their product. Examples: Kodak film didn’t originally develop black faces well, an obvious side effect of not having black people on the team. The first artificial heart had valves that were too big to be used in women. As it follows, hire diversely— it will help you look around corners and avoid blind spots that lead to unintended effects. Obviously underrepresented race/class is a priority, but to give concrete examples of other types of diverse hiring specific to synthetic biology, the global south has a fraught history with AgTech, so make sure people from those communities are on the team. We’re all thinking about disease now because of covid, so having healthcare workers and veterans who have had to deal with disease from a biosecurity angle on the team matters.
3. Hard measures to curtail technology misuse. This is where biosecurity comes into play, which has been talked about at length in other parts of the talk. Examples of this are increased disease monitoring (for example, sequencing way more things, including a lot more flu-like diseases), development of algorithmic tools that can help identify edited DNA, etc. This work already has ongoing eorts at Ginkgo.
The link to the magazine is because there are detailed pieces on specific ethical questions in there. The organization is constantly thinking about subtle ethical issues, and lots of those thoughts and conversations get published in long(ish) form in the magazine. For example 1. is it ethical to produce probiotic hangover cures, when they may cause drinkers to be less conscious of their drinking habits?
2. Should we be resurrecting mammoths?
3. The ethical implications of xenobots
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tacodepollo · 4d
Legit.
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joakims · 3d
How can you be sure someone with bad intentions won’t (mis)use your platform?
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chipperpip · 3d · edited 3d and feel responsible for making sure it’s used for good.
Uh, huh. Since you’ve announced you’ll be going public through the merger with a Special Purpose Acquisition Company, it means as an organization you’ll soon be happy to screw over the world in any way that keeps the stock price up, if you aren’t already. (I imagine this AMA is part of a minor PR push ahead of the expected closure of the merger this quarter)
You can never trust a publicly-held company to do the right thing at the expense of greater profits, unless they’re literally forced to by external pressures.
You can’t necessarily trust a privately-held company for that either, but the public ones practically believe it’s a moral virtue to do anything to make their shareholders happy at the expense of their (non-executive level) employees, customers, and society at large.
I don’t know how many times people need to learn this lesson, it’s like Lucy with the goddamned football.
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GinkgoAnnaMarie OP · 3d
Scheduled AMA https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 3/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
I know I said I was done, but I care too much about this topic to let this one lie :) I’d love to chat with you about this live because kids these days tell me Reddit might not be the best place to have civil discourse, but I’ll give it a go anyway! I know it sounds like corporate PR bullshit to do good and all that, but this is actually something we care about deeply so I’m happy to engage with anyone who really cares about it! We’re trying to figure out how to not be the cynical evil public company that you describe above. The reason we’re doing AMAs (and live streaming it so you can see it’s not being written by PR firms), the reason we have glass walls throughout our Foundry, the reason I’ll engage with cynical messages like this well after the AMA is over is because we actually give a damn about being transparent and building trust.
To your point that public companies “believe it’s a moral virtue to do anything to make their shareholders happy at the expense of their (non-executive level) employees, customers, and society at large”—we don’t. I’d encourage you to read the Letter from Ginkgo’s Founders (pg 200 of our S-4, something that is normally a really boring document full of legalese that you have to file publicly with the SEC) to get a sense for how we think about our various stakeholders.
——————
To our stakeholders
As practitioners of synthetic biology, we have a responsibility to ensure our platform is used for positive purposes. We intend to consider the interests of many different stakeholders when making decisions and advancing our mission to make biology easier to engineer, because their collective success is key for our business to thrive. Below are principles on how we will serve each of our stakeholders.
To our stockholders: We are seeking to build a company with enduring long-term value. We will not make decisions based on short-term market or accounting considerations. We will make decisions to ensure Ginkgo is the long-term market leader. Advancing our mission is resource intensive. We expect to continue to re-invest cash back into the business to scale our platform and expand into new markets, with a focus on long-term value for the company and its stockholders. Market leadership will enable us to scale, which is critical for our platform’s growth. Growth increases our future free cash flows and stockholder value.
To our customers: We are a platform company. We are here to help you program and commercialize cells for your applications of interest, freeing you to focus on the parts of your business that only you can do. We don’t seek to develop our own applications and we don’t pick winners. In addition to our automation scale effciencies, we can best enable all customers to be successful by reusing genetic parts and chassis strains across customer programs. This knowledge and technology has long been fragmented and siloed within individual labs and companies, where its full benefits across markets are rarely realized. All of our customers can benefit from the improvements in our Foundry and Codebase. To our team: The Ginkgo team is and will be our greatest strength. The team is deeply passionate and engaged in our mission. We want that to continue. That’s why we have chosen to implement a multi-class stock structure that permits all employees (current and future), not just founders, to hold high-vote (10 votes per share) common stock. Ownership is the first step in caring how our platform is used, and as employees, we have an outsized influence on how our platform is developed and deployed. We trust that employees, alongside a strong independent board, will make the best decisions for the long-term value of Ginkgo and our mission. We believe that a diverse and inclusive team is the best way to ensure that our platform is used for the benefit of all.
To our suppliers: For many years, we have been bringing together the most advanced automated technologies in our Foundry for reading DNA, writing DNA, assembling DNA, engineering proteins, growing and evolving cells, and measuring and characterizing their performance. We have a history of making long-term purchase commitments for strategic technologies. We want you to be healthy and flourish. We welcome the opportunity to partner with you and collaborate on advancing these technologies.
To the academic community: Thank you. Ginkgo would not be where it is today without the ideas you’ve pioneered and the students you’ve educated. We value transparency, and we look forward to a continued mutually beneficial exchange of people, ideas and resources.
To governments around the world: We believe that biology is the key to a more sustainable economy and the long term health of people and the planet. We are facing global-scale challenges in food, water, climate, and disease. Our food, health, environment, and materials depend on biology, and biology oers opportunities for renewable, regenerative technologies. The sector of the economy based on biological tools and manufacturing—the bioeconomy—is growing rapidly and will have an outsized impact in coming years. Likewise, as we’ve learned from the COVID-19 pandemic, biology doesn’t recognize borders: the only robust national biosecurity is global biosecurity.
To everyone: Biology is beautiful and life is precious. We deeply respect biology and approach our work with humility. A future where we can grow everything requires care, transparency, and many voices. Let’s grow everything together.
———————
Again, very open to civil discourse on this. We do give a damn.
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chipperpip · 3d
Practically every large company says they value their employees, customers, the planet, etc. Exxon says that, and half the planet’s probably going to be unlivable in a century thanks partly to their eorts. Google has “don’t be evil” in their (their parent company’s, now) corporate code of conduct, yet they’re happy for their algorithms to push the most divisive https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 4/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA content they can find that won’t get them in actual legal trouble to millions of people, because it’s good for engagement metrics.
We do give a damn.
Some of you might personally, that’s irrelevant. Your company as a whole entity will not within a couple years. “Giving a damn” is not something shareholders in the abstract actually care about, beyond PR purposes.
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GinkgoAnnaMarie OP · 3d
Scheduled AMA
Exxon also just had 25% of its board replaced by a HEDGE FUND that owned 0.02% of its shares because that SHAREHOLDER thought Exxon was not focusing enough on climate change.
This false choice you’re laying out (you can either care about profits or about doing the right thing) is why we can’t have nice things. We need to dispel that rumor. Here’s what I think: If Ginkgo (as a corporation) stopped giving a damn, our employees (who personally give a damn, as you grudgingly admit and I agree) will quit (I’ll be the first). If our employees quit, our business will get less valuable. If our business gets less valuable, all of our shareholders will give a damn.
I’d recommend you watch the conversation I hosted with Katherine Collins (one of our investors) and Deval Patrick (an investor at Bain Capital) on this topic about a month ago: https://www.youtube.com/watch?v=13qNo24kI-8—it doesn’t cover everything, but I think you’ll get a lot farther and have a much bigger impact if, instead of making broad generalities about every public company or every investor, you try to think about how to influence and motivate change within those groups.
My final two cents: writing about Exxon on a Reddit board is a lot less effective than Engine No. 1 replacing 25% of their corporate board with their 0.02% stake in the company. I think convincing all these stakeholders to give a damn in the first place is a lot more effective than just telling them they don’t.
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Zippy129 · 4d
Lol I’m not trying to put you on blast, but you really have to feel that you’d have a better answer prepped to one of the most important questions about your space than “check out our magazine”.
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GinkgoAnnaMarie OP · 3d
Scheduled AMA
Hey u/Zippy129 u/MystifyTT and u/renatomello—sorry that you didn’t feel I wrote enough in the response; you’re right, it’s an important topic and deserved more typing time—was just trying to answer as many questions as possible! But as others have pointed out, we talked about this a lot in the livestream, so I encourage you to watch that: https://youtu.be/32VTF-dFcz8?t=4353 (seems like 1h12m).
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frodeem · 3d
I think this is a question for governments. There needs to be oversight/regulations by the government.
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ICanFinallyRelax · 4d
I think the hardest thing for investors is being able to compare “stats” between synbio companies and what they have to .
What are your stats that you want to boast about? How many strains have you made in a year? How many strains do you screen in a year?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
I get why people want “stats”—but they’re really hard because quality isn’t typically included in those stats (e.g. “we have lots of proprietary gene sequences”—well that only matters if your sequences are useful for anything). We have all those stats (e.g. ~450M proprietary gene sequences, etc.), but what really matters is “are customers willing to TRUST US with their most important programs?”. So the fact that we have worked on 73 major programs (through 2020) on behalf of our customers is what really matters to us. It’s one thing to eat your own cooking, it’s another thing to open a restaurant and get people to pay you to cook for them.
We’re also pretty proud of our Foundry stats and Knight’s Law: check out page 25 here: https://www.ginkgobioworks.com/wp-content/uploads/2021/05/Ginkgo-Bioworks-Investor-Presentation-May-2021.pdf -https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 5/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA all that work makes lots of new codebase for us, it’s pretty awesome!
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chainsaw_monkey · 4d
73 major programs, at a loss every year and a 2019 loss of $120M. How do you suddenly become profitable in 2025? How dependent are your projections on cost of goods from traditional suppliers of the same or similar materials? For example, lots of synthetic fuel companies 10 years back predicted success at being able to compete with $160/barrel oil. Didn’t work out so well.
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GinkgoAnnaMarie OP · 3d
Scheduled AMA
Yeah, the history of industrial synbio (with the biofuels boom/bust in the early 2000s) is an interesting case study and one of the reasons why we’ve built a horizontal platform, rather than becoming a single-product company. Our profitability does not depend on raw materials costs as you suggest because we’re not the manufacturer / product company. In situations like that, the impact is on certain products / sectors, but because we’re diversified and because we’re not the manufacturer, that doesn’t impact us directly, it just shifts the types of programs that would likely be running on the platform.
What drives our near-term profitability is how eï¬ƒciently we can do the R&D work on behalf of our customers (and then over the medium- to long-term we also get royalties etc. adding up which makes us more profitable as well). Our cost to do the R&D work (per unit) comes down over time (we call that Knight’s Law—you can see more about it in the link above) and that’s what drives profitability in the FOUNDRY (note that on top of that we get “downstream” value in the form of royalty revenues and equity realizations).
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ï†Œ Standard_Wooden_Door · 4d
MoRegrets · 4d
One of the criticisms of the deal is that the valuation is too high/optimistic and I’ve seen people that they’ll wait to buy in hoping that the price will be lower. Any thoughts on that?
Also, given that the majority of your revenue stakes will come from equity and partnerships, would you be willing to share those publicly in a similar way to how ARK funds are showing their investments daily? I think it could be a way to increase transparency and value.
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GinkgoAnnaMarie OP · 4d · edited 4d
Scheduled AMA
Yep—talked about this above (copying answer from up there to save my fingers!)! We (alongside all the awesome investors who committed to our PIPE including Baillie Gord, Putnam, MSIM, Bain Capital, Berkshire Partners, ARK, Arrowmark, etc.) feel good about the $15B valuation we negotiated and think there’s meaningful growth potential in the stock if we deliver on programs according to plan and start recognizing that downstream value (royalties, equity, etc.), which I think will help build understanding of the value in that part of the business. As far as trading (and therefore people wanting to buy in lower), if you look at recently announced SPAC deals, they’re all trading around the same price (i.e. essentially all of them are trading below $10/share) and I don’t think it’s because suddenly SPAC investors got bad at pricing deals. Rather, it’s (as far as I can tell) because there is deal uncertainty given SEC comments about certain SPAC accounting and policies and restrictions certain funds have on being able to buy into SPACs given those concerns. Obviously we can’t predict what the market will do but for now, we still feel great about the deal and the partners and investors we’ve brought on board.
On reporting revenue from equity stakes / partnerships—yeah, we’ll definitely provide reporting on this. It doesn’t make sense to do this on a daily basis since most of those companies are private, but we’ll definitely be as transparent as we can—totally consistent with our values (that’s why we’re doing an AMA!).
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banksy_h8r · 4d
To echo what itwasntnotme said above:
“Berkshire” here is Berkshire Partners (assets: $16B), not Berkshire Hathaway (assets: $875B) that most people might expect.
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Tasty-Living8903 · 4d
https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 6/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
What skill sets do you see future bioengineers needing that they generally don’t have right now? What will the Ginkgo employee in 10, 20, or 30+ years need to know?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
We want to make it EASIER, so hopefully the average cell programmer (“bioengineer”) will need to know LESS than they know today—we want kids to be able to become programmers! But we’ll def. be figuring out brand new techniques, etc. and so a small subset of folks will continue to be pushing the whole industry/technology forward.
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rogue_ger · 11h
At the designer level, you’re likely to see more and more coding, computational biology, bioinformatics, protein folding prediction, designing DNA variations in high throughput. At the bench, more and more robotics integration, fermentation, interfacing with machines of all sorts.
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feralinprog · 4d · edited 4d
Thanks for answering our questions, Jason and Anna Marie! EDIT: And Tom Knight, as well :)
I’ve got several questions:
1. I haven’t heard Ginkgo discuss the scale-up problem in synthetic biology. Do you think it will be an issue for you? If not, is it because you believe you have the technical skills (or data sets) at Ginkgo to be able to scale to large fermentation tanks, or is it because you don’t think your customers need/want cells that can produce molecules effectively at very large scale, or is it for some other reason?
2. I know that Amyris focuses on yeast cells, while Zymergen uses mammalian cells for fermentation. What cell types will you focus on, and why?
3. Do you foresee advances in computational biology that would allow simulating entire cell pathways instead of requiring thousands of physical cell tests? Overall, how much simulation vs. experimental testing do you do at Ginkgo?
4. Who would you say are your biggest/strongest competitors in the field? (Private/public companies, research groups, etc.)
Let me add that I’m quite impressed with Ginkgo’s work so far, and I plan to be a long-term investor but am looking for the best entry point. Good luck to you and your team!
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
1. When people talk about this, they’re really talking about industrial biotech—things like chemicals, food ingredients, animal free proteins, etc... You have to really work on it—we have a deployment and fermentation team at Ginkgo whose job it is to make small scale models of how a fermenter works (ambr250s, we have a ton of these things)—we use those to try different conditions; then deployment team works with a customer to scale up to production scale -we’ve done that. We’ve taken whole new processes and scaled to 80K liter fermenters; with Cronos we helped them find a fermentation facility, we helped them get the production runs going (and they just announced they’ve done first production runs). But it’s also a cell engineering challenge—you need to write the right “code” AND you need to create the right fermentation “recipe.”
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McChinkerton · 3d super late. but if you ever get a chance to answer, this would be great. you say you have scaled up to 80k liter fermenters from an ambr250. I can only imagine, your scale down model by that point will only be fit for purpose and much less of a direct/qualified model?
Also, feel free to stop by r/biotech someday.
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
2. So species are a key input into synthetic biology—what organisms you can work with def. matters (e.g. animals and plants do pretty different things!). At Ginkgo we work on bacterial cells, fungal cells like yeast, and mammalian cells. What we don’t do are things like seeds and cows—e.g. multicellular organisms. Amyris works in fungal cells and Zymergen
https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 7/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA does bacterial and fungal cells; I don't think either have done anything in mammalian (which is more relevant for certain therapeutics purposes).

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

3. Tom Knight (cofounder) loves this - he wants to model cells like computers, do predictable organism design, etc. - that's the dream - there's no PHYSICAL reason why that's not possible. That's very hard. The reason it's very hard is because a cell is not a machine that a human designed so we don't understand many pieces of it - you can collect reams of data to inform ML, which we do, but you need a LOT of data - we're very lucky at Ginkgo that our automation infrastructure gives us a lot of data to train those models. It's more experimental testing informing the models.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

4. Honestly overwhelming competitor is R&D scientists doing this by hand - our value prop to customers is that by using R&D / robotics, we can do cell programming much less expensive than doing it by hand.

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MoRegrets · 4d

Have you worked on bacteria that can break down plastics and other pollutants ?

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feralinprog · 4d

See their Allonia (iirc) partnership.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yup! Allonnia is working on this!! https://www.allonnia.com/

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baselgangila · 4d

What about carbon sequestration.

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imakeshoez2 · 4d

What are your strategies for enabling the fire breathing mechanism of the dragons ? Are there any examples of biologically generated fire?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

There are examples of biologically generated hydrogen and methane - those are well established pathways... All you really need is to accumulate enough of that and having some ignition process (maybe teeth with flintlike properties) - could easily imagine that could be developed

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JKelly555 · 4d

my cofounder austin sent this link just now: https://www.amazon.com/gp/product/B07TJG9WV3

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progressiveraspberry · 4d

wait I've just read a paragraph of this book and it's actually good

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Diffendooferday · 4d

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 8/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Could they shoot fire from both ends?

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gdj11 · 3d

We just need to somehow duplicate the molecular properties of Taco Bell

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Diffendooferday · 3d

Not too difficult I imagine. Beans and grease are readily available.

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djdanlib · 3d

The secret ingredient is depression

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StarsofSobek · 4d

Anne McCaffrey had an entertaining notion for fire breathing mechanics in dragons in her Pern series. I wonder how realistic something like this could be?

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masterpi · 4d

A Thor thimble!

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throwaway83747839 · 4d

I always wondered what sort of heavy mucus properties would be needed to line the esophagus and mouth to prevent self-immolation.

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BoredByTheChore · 4d

Or maybe something similar to how the bombardier beetle does its thing

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throwaway83747839 · 3d

That would be incredible and horrific in a larger creature.

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BoredByTheChore · 3d

Indeed. Get to work, Ginkgo. I wanna ride one into battle

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kirakcursor · 4d

1. When is Ginkgo Bioworks 6 coming ? (TRIOKA says it is 2021 Summer/Fall on their website)
2. What Bioworks (2,3,4,5) are currently being used ?

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GinkgoAnnaMarie OP · 4d

Scheduled AMA

> When is Ginkgo Bioworks 6 coming ? (TRIOKA says it is 2021 Summer/Fall on their website)

1. Yeah this fall
2. Bioworks 2, 3, and 4 are all currently operational and running programs. They typically focus on different specialties (e.g. some focus on "test" - i.e. making sure the right DNA is in the right place in a cell and that the cell is doing the things it's supposed to do - some areas focus on "build" - i.e. getting the DNA into the cell in the first place, etc.). Bioworks 5 is getting refactored (i.e. rearranged) right now and will be taking on many of our sequencing workflows.

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 9/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

3. Come visit and check them out!

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kirakcursor · 4d

Cool.

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Penguin154 · 3d

Is the dog room back yet?

1 Reply Share ...

GinkgoAnnaMarie OP · 3d
Scheduled AMA

Yes!! I was in there this week :)

1 Reply Share ...

Kaion21 · 4d

how far away are we from cat girl?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

I'm sure u/Grinko_Biotech knows the answer to this

2 Reply Share ...

Grinko_Biotech · 4d

/u/Kaion21 cat girl is coming. But we will not release her until we have bat boy too.

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halxin · 4d

What made you want to do such a thing? What are some of your best successes? What have you learned from your worse failure?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

From TK: It's the next important technology; in the same way I was excited about computers in the 60s because it was the next important technology; it's very clear now that biology is by far the most important technology going forward so why would you NOT do it? TK's biggest failure: not realizing this much earlier!

From AMW: I joined Ginkgo because it was the biggest mission (with a real possibility to actually pull it off!) I'd ever seen. Also the team is freaking amazing.

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JKelly555 · 4d

I think it was Jurassic Park which came out when I was 12 years old!!

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Tasty-Living8903 · 4d

Thank you both for taking questions! Do you guys envision miniaturizing and decentralizing synbio through Ginkgo's work? When will I be able to do some genetic engineering and fermentation in my garage for the cost as a trip to home depot?

-Process Scientist in Biotech

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https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 10/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

I love this idea!! If I were to draw an analogy to computing -- we're in the IBM mainframe era right now. There are big benefits to large, centralized automation. I think in the future it will probably get smaller and more distributed -- e.g. the PC's will come along -- not clear when exactly though. 10+ years out at least, IMO.

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Shoutgun · 4d

Hey Ginkgo, I'm a molecular biologist, been following you on twitter for a while, not sure I understand your business model as such? You describe yourselves as the organism company - what do you actually cover in terms of technical services - is it a kind of full-service, open-ended kind of deal, where a multinational comes to you and asks what you can do for them? or do you focus more on specific, more narrowly-defined services like directed evolution of enzymes?

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JKelly555 · 4d

great Q! yes it's typically an end-to-end cell engineering project. In doing the project we have internal services (like enzyme engineering -- where we would use approaches like synthetic metagenomics, computational design, and directed evolution) that the cell program teams draw on to deliver the finished cell to the customer. Other internal services they'd use would be small-scale fermentation, metabolomics via mass-spec, NGS, etc, etc.

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Shoutgun · 4d

thanks for the reply! can I ask what you mean by synthetic metagenomics?

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HewittOfRivia · 4d · edited 4d

Thanks for the amazing work and for hosting this AMA! I've got two questions, hopefully quick. :)

My understanding is Ginkgo has more ambition on being a horizontal platform than going to vertical domains. In the future, do you foresee more spinnoffs from Ginkgo or joint ventures with other vertical businesses? Which one would you prefer?

What are your selling points to the vertical businesses, especially the ones in pharmaceuticals, which have a lot of in house expertise? In other words, how do you convince them to use foundry or do joint ventures with you instead of building in house?

Thank you!

Proud shareholder and believer in technologies

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

You're welcome!! Thanks for joining us!! :)

Yes - we def. want to be horizontal and plan to partner with companies rather than develop our own products!

Re: convincing people to use the platform - it really depends on the customer! Some customers have literally no expertise in-house and there it's really more about whether they're going to try to go after the project at all or not. For pharma companies (like you mention), it's about whether Ginkgo has capabilities they don't have in house and even the largest / most sophisticated pharma companies are still doing much/most of their work "by hand" at a lab bench so we can offer them a level of scale (+ our codebase!) that they don't have in house. That's why folks like Biogen and Roche are working with us!

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JKelly555 · 4d

Yes! Great Qs! We want to operate as a horizontal platform -- we're flexible on whether it is new cos being built on the platform vs larger companies. For new companies the selling points are that they can launch biotech without needing to have to build their own lab!! It's sort of like startups launching cloud-native. For bigger companies they often already have a lab so we're selling them that the automation at Ginkgo allows them to do more than they could do themselves in house!! There are often different scientific Qs you can ask if you can do 1000s of certain types of experiments.

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Guy-26 · 4d

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 11/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Why do you guys call yourselves Ginkgo?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

People at Ginkgo = pretty inspired by Jurassic Park... Learned our lessons from Jurassic Park (hence investments in biosecurity) but the Ginkgo organism is one of the plants that basically hasn't changed in 65+ million years - so it dates back to the age of the dinosaurs; it's also a survivor - it's the only surviving species in its lineage (it has its own phyllum!). So we def. knew we needed to have some organism name and Tom suggested the Ginkgo name. Jason LOVES getting lots of Ginkgo merch - feel free to send it to him at 27 Drydock Avenue, Boston, MA 02210.

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JesuswhyChrist · 4d

As a fellow Ginkgo lover, I approve this message. Bring me to tears when people talk nerdy about Ginkgo instead of how it is just a pretty tree on the street... i love you guys!!

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getBusyChild · 4d

Hope your company doesn't have someone named Nedry working for them...

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Unfortunately my legal counsel has informed me that I cannot comment on this.

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Ascobol101 · 4d

Thank you for your time. Are you guys still following the iGEM competition? If yes, what was the most astounding project you have seen? And do you know what percentage of Ginkgo employees are ex-iGEM candidates?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

YES!!! I was in iGEM in 2008 ("Bactricity") and we're involved every year! We looked into this recently and I think then it was like 10% of our employees we KNEW had done iGEM (and we probably missed a bunch).

I'm really excited by the iGEM projects focused on pollution / environmental remediation - such a huge problem and we need every smart person working on these issues!

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sharist_DIY_bio · 4d

That is a great question!

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kirakcursor · 4d

What is the success rate of Ginkgo to meet the customer production milestones for the programs they have done so far ? Esp as recent PRs (ex. Cronos) suggest revenue seems to be linked to this.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

It's too early to have any super meaningful data here since programs are multi-year and so most of the programs we've ever worked on are still in process. But we've successfully completed several programs - a couple cool flavors and programs, a couple programs for Motif, and you mentioned that Cronos ran their first production run of CBG - when possible (i.e. permitted by our partners), we'll announce completed programs and over time we should have more data on this that we could report on.

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UnlivingMatter · 4d

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 12/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA if these programs are multi-year, do you think Ginkgo will run into issues with the younger generation taking part in your SPAC merger & stock as Ginkgo is, presumably, is very long play?

can you describe the type of growth you hope to see in a year, 3yr, 5yrs?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

I think younger investors are AWESOME - they will get to live through this whole revolution, that's pretty freaking cool!

We put growth projections in our investor deck (pg 41) - check it out!

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chainsaw_monkey · 4d

Gingko has been around for a long time. Seems ambitious to suggest getting to 1B in the next few 4 years. What is going to happen then that has failed to happen over the last 10 years to enable this growth?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

So here's the thing - it's really hard to build an automated platform in biotech. Scientists have ULTIMATE flexibility - they can show up in a lab and do something totally different every day. Robots, not so much. So it took us EIGHT YEARS (like 2016/2017) before our automated foundry got to parity with people doing it themselves by hand and over the next few years, it got massively better (now we estimate it's 5-10x less expensive on a unit basis). Then we really focused the next few years on the business model: making sure we a) retained reusability of codebase/IP, b) sharing in the downstream economics, and c) covering an increasing portion of the upfront costs of doing the work. Now that we've hit those, we get to start passing incremental cost savings on to customers, which helps make it cheaper over time to use the platform (which helps more people use it!). Also - there are a lot more people now who WANT to build products in this space now and our platform is WAY better than it was several years ago and constantly improving.

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not_a_conman · 4d

Not OP, but simple answer - $$$$

You need capital to scale, thus their SPAC merger.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

That too :)

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not_a_conman · 4d

I feel like a celebrity just responded to me! Just want to say, I believe in your Company's mission and future.

I also happen to have 100% of my portfolio invested in SRNGU ;)

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i_owe_them13 · 4d

Hey, you seem knowledgeable, can you help answer a question? What's the difference between a SPAC and a SPAC with ****U? Is the U a fork in the company that will eventually change? Looking to invest and not sure if SRNGU will become Gingko or SRNG.

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not_a_conman · 4d

Hey, no problem.

So when a SPAC initially goes public they offer "units". A unit is a combination of a common share, and a portion of a warrant (think of warrants like long term call options). So for each unit of SRNG (unit ticker is SRNGU), you get 1 common share, and 1/5 of a warrant. So if you own 5 "shares" of SRNGU, you actually own 5 common shares of SRNG, and 1 whole warrant (warrant ticker is SRNGW).

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 13/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

At some point, usually a few months after IPO, you are able to call your broker to have them "split" your units. So if I had 500 shares of SRNGU and I had my broker split them, I will then see 500 shares of SRNG, and 100 "shares" of SRNGW. Units automatically split at some point.

So there are actually three ticker symbols you can purchase:

SRNG - common shares, these will convert 1:1 to DNA shares.

SRNGU - units, as described above

SRNGW - warrants, as described above

If you want to make the lowest risk investment in Ginkgo currently, you want to buy SRNG (common shares). Please note however that SPAC shares can be redeemed for $10 before merger (this is an option in case SPAC investors don't like the target company that is being taken public). So it is quite possible that SRNG shares may drop in value once this $10 floor is removed and the ticker symbol changes to DNA. However, I plan on holding this company very long term, so I am not worried about short-term fluctuations. That said, if you want to invest in Ginkgo, I would buy some SRNG now, and save some to buy at a potentially lower price if it does drop after merger.

Hopefully that helps!

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Continue this thread →

LazyOnCollege · 4d

What do you expect a money dependent company to do? Underestimate their profitability to the public?

0 Reply Share ...

Objective_Use_9155 · 4d

Which Pokémon will you make first and why?

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JKelly555 · 4d

well charizard is a dragon....

12 Reply Share ...

Grinko_Biotech · 4d

Muk. We appreciate the spunk

6 Reply Share ...

Drop_Alive_Gorgeous · 3d

I am wearing my Grinko shirt right now, love it :)

1 Reply Share ...

Grinko_Biotech · 3d

ONE OF US. ONE OF US.

2 Reply Share ...

Guy-26 · 4d

Clearly it's gonna be Charizard

5 Reply Share ...

TheGrandM · 4d

I actually think it should be a grass type or water type. Or ideally ice type. To combat global warming. Although biologically. Idk how those are feasible.

I am Groot

1 Reply Share ...

KuntaStillSingle · 4d

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 14/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
If they were smart they’d go with ninjask for that sweet sword dance baton pass and sweep the competition.
Reply Share
Lights0rt · 4d · edited 4d
Thanks for this! I have a couple of questions.
1. Since the deal was announced, the share price of SRNG has been sitting below NAV. I believe this has to due with the valuation given at this point in time rather than the target company. We have seen reports of 90% of shares being redeemed when this happens. Is this being considered? Also, would you be open to the possibility to reconsider the valuation set forth? Many believe a lot of the growth in the short term has been priced in at the current valuation.
2. Since you open up your foundry to anybody, is it possible for you to develop strains for two directly competing companies? For example: I know that you work closely with Motif, but if another plant-based food company comes along and says “I can do what Motif is doing, but better” can they come to you for their strain development? How would that work?
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GinkgoAnnaMarie OP · 4d · edited 4d
Scheduled AMA
Great questions. For #1:
We (alongside all the awesome investors who committed to our PIPE including Baillie Gord, Putnam, MSIM, Bain Capital, Berkshire Partners, ARK, Arrowmark, etc.) feel good about the $15B valuation we negotiated and think there’s meaningful growth potential in the stock if we deliver on programs according to plan and start recognizing that downstream value (royalties, equity, etc.), which I think will help build understanding of the value in that part of the business.As far as trading, if you look at recently announced SPAC deals, they’re all trading around the same price (i.e. essentially all of them are trading below $10/share) and I don’t think it’s because suddenly SPAC investors got bad at pricing deals. Rather, it’s (as far as I can tell) because there is deal uncertainty given SEC comments about certain SPAC accounting and policies and restrictions certain funds have on being able to buy into SPACs given those concerns. Obviously we can’t predict what the market will do but for now, we still feel great about the deal and the partners and investors we’ve brought on board.
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
For #2: Yes! That’s the whole point! We want to enable as many companies as possible! Our IP / licensing policy is to ensure our customers can be successful (by giving them an exclusive license to the IP we created for them for their product) while making sure we can re-use that IP for non-competitive products AND making sure we can work on competitive products using new IP that we create for the next customer. Obviously every deal is unique, but that’s the spirit of it!
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Lights0rt · 4d
Thanks, I’ll see what the market prices DNA after the merger and then buy in for the long term hold. That is a good point about SEC and surely had an aect on the SPAC market, however, some SPACs have been trading above NAV because they are favorable deal terms for retail investors. Some examples are RICE, PSAC, and MUDS. I assume the number of redemptions is a nonfactor in finalizing the merger with SRNG?
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itwasntnotme · 4d
I got very excited when you mentioned Berkshire as a PIPE investor but when I looked it up it turned out to be Berkshire Partners not THE Berkshire Hathaway. I just wanted to point that out so everyone else here is also aware of the distinction. Still exciting that ARK got in early.
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Thanks for clarifying! Edited the post above to reflect!
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ICanFinallyRelax · 4d
https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 15/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

For your industrial fermentation projects, how long does it take you to scale to 50k L fermentation tanks? And how much does it cost a company like Cronos to get CBG through this process? (Could you give a range if you can't give exact numbers)

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

"How long does it take to scale to XXX" - real question is how long it takes to engineer the cell to perform well; the actual "scale up" part doesn't take all that long in the grand scheme of things - that's a pretty straightforward path now. A typical cell engineering project is like 2-4 years (including cell engineering all the way down to scale up and downstream processing).

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kirakcursor · 4d

We know your foundries are very useful for new companies.

When do you think Ginkgo will reach inflection point w.r.t CODE BASE, where using your foundry would be a no brainer even for BIG COMPANIES (having with their own research teams) ?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We've actually historically had an easier time selling to big companies. Examples of big companies that we've done deals with: Biogen, Roche, Bayer (through our JV, Joyn - if Bayer could've done it themselves, they wouldn't have created the JV), Cargill, Ajinomoto, DSM, Robertet....

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Some-Kind-Of-Monkey · 4d

It seems like the industry is currently more focused on CBG production rather CBD. For your cannabinoid production, are you guys following the trend and going to market with just CBG or are you planning on getting into the CBD market as well?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Our partnership with Cronos focuses on multiple different cannabinoids - check out the deets here: THC(A), CBD(A), CBC(A), CBG(A), THCV(A), CBGV(A), CBDV(A), CBCV(A)

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Some-Kind-Of-Monkey · 4d

Are you planning on focusing on specific cannabinoids first or you proceeding on a broad front with no real specialization?

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financiallyanal · 4d

What are some of the challenges you face in producing THC with this approach? What have you found that is easier or more difficult than expected?

1 Reply Share ···

beayyayy · 4d

Financially how is ginko going to report earnings on ownership of other companies they have a stake in as part of their liscencing plan?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We'll disclose our relationships with folks where we have equity and we'll provide periodic reporting / updates on the valuation of those stakes based on recent marks / rounds of those companies. Check out our S-4 for lots more information!

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 16/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

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Switch_and_Mimic · 4d

Why isn't Ginkgo in the Bay Area?

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Guy-26 · 4d

Pretty sure they're opening up space in Emeryville, CA (this was on the Disruptor spaces I think?).

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JKelly555 · 4d

Yes we have a lab in Emeryville! Can see open jobs here for people in the area! https://www.ginkgobioworks.com/careers/

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feralinprog · 4d

Huh, is that going to be right near Amyris and Zymergen?

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Guy-26 · 4d

Sounds like it.

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Guy-26 · 4d

"JASON KELLY: No. Yeah, yeah. We just opened a lab out in Emeryville, California, as an example. We just acquired a company called Dutch DNA in Europe. So, we are starting to have sites both in Europe and in California in the near-term. We haven't built foundries there yet. So really, the foundry, all the automation today, lives in Boston." from https://sec.report/Document/0001193125-21-220636/

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rogue_ger · 10h

Seems like an earthquake breaking open the labs there to release some engineered pokemon/dragon/mammoth creature is a movie that needs to be made.

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GinkgoAnnaMarie OP · 4d

Scheduled AMA

Yeah, we do have a Bay Area location! But we actually love being in Boston - it's a really scientifically rigorous area and I think it has held the bar really high for us!

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billbrown96 · 4d

Boston's the place to be for biomed

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Zagar099 · 4d

Why haven't you engineered mushrooms with audible communication and hearing?

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Grinko_Biotech · 4d · edited 4d

Grinko Biotech here. We did that but they were super annoying so we killed the program. They wouldn't stop calling us about our expiring automotive warranty

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Zagar099 · 4d

Yeah, hands is too far.

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 17/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
2 Reply Share
ohcalix · 4d
Thanks for taking questions!
1. What are the skill sets you have the hardest time hiring for?
2. Motif has made many announcements about on-going technology partnerships that can potentially deliver in the relatively short-term (eg: Coasun). In contrast, we don’t hear much about progress made towards Gingko delivering target molecules for them. Any update on this?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
1. Oof, I don’t know... but I think it’s really hard to nd really strong technical sales folks (e.g. people who really understand the science but are also super commercial and understand the business side of things)
2. We don’t disclose anything on behalf of our customers - we let them make their own news and disclose what they want to (and they might be sensitive to telling the world, i.e. their competitors, exactly what they make / where they are in their development). Motif did just recently announce this
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NaughtyHermione · 4d
Synthetic Bio Q, especially for Tom. There’s a perpetual ght over GMO vs Organic foods and medicines re: quality, safety, etc. What’s your take when people push back on synthetic products?
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JKelly555 · 4d
Awesome topic. Check out the editorial in the NYT (https://www.nytimes.com/2016/05/16/opinion/i-run-a-gmo-company-and-i-support-gmo-labeling.html), which was highly inuenced by Christina Agapakis at Ginkgo. Scientists and engineers like to think that resistance to GMOs is an education problem but the reality is that it’s not an education problem but a trust problem. The public didn’t trust the organizations that were deploying a powerful technology. One of the worst ways to lose trust is to not be transparent (i.e. by not labeling it!). We are proud of GMOs -- At the end of the day, it’s going to be a greener way to make things. The people who read labels and care how their products are made are exactly the folks that should love GMOs in the future as they will be a greener way to make things. We have to do is be transparent with labeling and build trust with consumers. For example in therapeutics – about half of them are made by GMOs (antibody drugs to ght cancer, human insulin, etc) and people happily use them. That industry did a good job being transparent about using GMOs, building trust with the FDA as a regulatory partner, and making products that make people’s lives better.
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NaughtyHermione · 4d
Thank you! Great info.
1 Reply Share
Monki_Coma · 4d
Im curious, whats the weirdest thing you’ve ever made?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Probably something I don’t know about :) The weirdest thing I do know about is perfume made from extinct owers. Check it out here: https://www.ginkgobioworks.com/2019/05/03/reviving-the-smell-of-extinct-plants/
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a3g000 · 4d
Is there a way for the public to track things like the downstream royalty/equity details, performance targets, and progress for Ginkgo’s existing programs?
Thank you! https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 18/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We'll provide periodic reporting of independent marks / valuation on equity deals; we'll also announce completed programs and share details on those when our partners are ok having that information be public. For royalty-based deals, you'll also see the revenue flow through the P&L and we'd provide some commentary on that.

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Poop_Ball · 4d

With all of the different biotech companies out there, what is it that you do best that helps you distinguish yourself from the competition?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Well, Poop_Ball, I think the main difference is that overwhelming in biotech companies focus on products, we're operating as a horizontal PLATFORM (i.e. enabling other companies to make products across a bunch of spaces), which is much more common in tech (vs. as Jason calls it "real" tech or as TK calls it "living" tech).

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_codeMedic · 4d

Ltec would be a good shorthand that could be trademarked

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ParAmour23 · 4d

So I guess we'll see LTaaS (Living Tech as a Service) in the coming years? ●

1 Reply Share ···

JKelly555 · 4d

yesssss

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HSPq · 2d

Will invest in that.

1 Reply Share ···

MoRegrets · 4d

Can you reengineer cilantro so my wife doesn't get offended by it's taste?

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PresiTraverse · 4d

Or reengineer my husband so he doesn't get offended by cilantro's taste? I would hate to ruin cilantro.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yeah - TK suggests it's probably easier to engineer your wife since we know what the gene is already!

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Grinko_Biotech · 4d

Here at Grinko Biotech we like to think outside the box. We made cilantro that tastes shitty to everyone.

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elreks · 4d

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

From the recent S-4, it seems there are two different ways to unlock "downstream value" with equity compensation - Platform Ventures where Ginkgo receives a stake in new companies to tackle a new problem, and Structured Partnerships that are deals with existing companies.

Other than the six companies mentioned in the S-4, could you elaborate on your other partnerships a bit more?

When does Ginkgo decide to pursue a compensation in equity compared to say the most recent collaboration with Biogen, which seems like a more straight-forward cash payment for services?

Finally, with the Delta Covid variant emerging more prominently, how do you see your Biosecurity sector for the rest of this year?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We also get milestones and royalties a lot - these are common with bigger companies (e.g. Roche, Biogen, Corteva, Robertet, etc.). We're open to either and work with our customers to structure a transaction that works well for them!

Re: Delta variant - it's pretty clear that the Delta variant is "happening" and it seems reasonable to assume that it's going to increase the need for continued testing, esp. for kids who aren't vaccinated yet - that's what Concentric by Ginkgo is focused on.

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yajustgottasellit · 4d

Hello Jason and Anna Marie! Thank you so much for being so approachable via this AMA and your Twitter Spaces.

From reading the Ginkgo blog, it is clear that your innovation in cell engineering has been accompanied by innovation in the software tools you use to analyze the data you produce.

What are the greatest software/data analysis challenges you have faced when scaling Ginkgo, and how have your software tools evolved to address those challenges?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

The hardest thing is probably maintaining flexibility while trying to scale automated systems - it requires a really deep understanding of the wide variation of things a biologist might want to do paired with a massively complex operations research challenge (maximizing utilization / efficiency while also maximizing flexibility)

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Guy-26 · 4d

The year is 2100. What will the newest products coming out of Ginkgo's labs be?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

> What are your strategies for enabling the fire breathing mechanism of the dragons ? Are there any examples of biologically generated fire?

TK has a general rule about technology which is that nothing much interesting happens in 5 years and EVERYTHING is different in 10 yrs. You're going to be surprised what will happen in 10yrs but disappointed in the progress in 5 years.

In 79 years... Let's go backwards - what would you have predicted when the transistor was invented in 1946? Could you have predicted an iPhone? Think it's EXTREMELY difficult to predict...

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feralinprog · 4d

For context, TK = Tom Knight, one of the co-founders.

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chainsaw_monkey · 4d

Dick Tracy - 1931 - wrist watch communication design.

1 Reply Share ···

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7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA not_a_conman · 4d Ginkgo has successfully terraformed the moon. The lunar colonies are thriving, but the ever present threat of Cyber- Bezos and his Mars based Amazonian war lords hangs in the air like the perma-smog now covering Earth. ” 7…½… Reply Shareï^ƒ JKelly555 · 4d https://www.reddit.com/r/WritingPrompts/ ” 12…½… Reply Share^ƒ MoRegrets · 4d What’s happening on MuskCury and ZuckPiter? ” 5…½… Reply Shareï^ƒ not_a_conman · 4d X Æ A-12, now known as simply “Ash”, has finally picked up his father’s war banner after it had been collecting dust since Elon’s demise during the 2050s EV Wars. His father’s dream of a Mars Utopia died after Cyber-Bezo’s ruthless grasp for power in the outer belt. Ash now has a derent dream… one of Amazonian blood on red dust. ” 6…½… Reply Shareï^ƒ Guy-26 · 4d I’m hooked. ” 6…½… Reply Shareƒ not_a_conman · 4d I was inspired by the book Red Rising by Pierce Brown—highly recommend you check it out if you liked this kind of content haha ” 5…½… Reply Shareï^ƒ MoRegrets · 3d Love the books. ” 2…½… Reply Shareƒ JKelly555 · 4d dragons ” 5…½… Reply Shareï^ƒ Guy-26 · 4d What kind of developments do you see in syn bio coming from the Innovation and Competition Act?” 7…½… Reply Give Award Share Report Save JKelly555 · 4d Tom: he’s a skeptic, hopes to be wrong. NSF tends to fund incremental research but really need radical ideas—new ways to approach problems in synbio. Historically in computing that happened with DARPA support. Jason: Ginkgo wouldn’t exist without NSF-SBIR. I think NSF could help translational funding for startups outside of pharma that are doing real tech (i.e. companies with scientific/technical risk). ” 8…½… Reply Shareï^ƒ Guy-26 · 4d Thanks! Hope Tom is wrong too. ” 2ï…½… Reply Shareï^ƒ Green_And_Green · 4d https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 21/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

The prevailing logic is that Synthetic Biology has an opportunity to capture a $4T TAM across the next few decades. Setting aside the actual estimated (presumably significant) TAM, does Ginkgo view this as a winner-take-all or winner-take-most market? If not, can you describe the types of speciality players that will emerge and name a few that are well-positioned to capture a piece of the sizeable TAM?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We think there can and should be LOTS of winners in this market - Ginkgo wants to enable lots and lots and lots of winners making awesome products using biology. I think it's really hard for a company that is really good at making one product to suddenly get really good at making another product and so we think there will be lots of winners.

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Green_And_Green · 4d

Thank you Anna Marie!

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kirakcursor · 4d

Can we expect more spin-offs like the Kalo recently and Allonia, Motif, Joyn in the past ? How do you decide when to go for them ?

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JKelly555 · 4d

Yes definitely!! Have a couple more in the hopper now! We decide to go after them if it's an area where customers feel it is too early to go after it themselves but there is a lot of investor interest. Then we'll launch one -- often with companies from the market as investors.

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MoRegrets · 4d

Can we as investors get early access to any IPOs for these spin-offs? It's something PSTH is pursuing.

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Mcdonaldsnipe · 4d

Do you have any internships?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yes!! We'll post them here: https://jobs.lever.co/ginkgobioworks?lever-origin=applied&lever-source%5B%5D=GINKGOBIOWORKS.COM

We typically do summer internships on our commercial teams and then have year-long "internships" (we call it a "padawan" program) on our technical team, which is an awesome way to join the company young!

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Comment deleted by user · 4d

kirakcursor · 4d

FYI. It is present in their S-4/A document.

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Comment deleted by user · 4d

kirakcursor · 4d

It is SEC submission. It better be :-)

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Comment deleted by user · 4d

kirakcursor · 4d

They do, esp for their spin-offs

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Comment deleted by user · 4d

kirakcursor · 4d

https://sec.report/Document/0001193125-21-217492/

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Comment deleted by user · 4d

kirakcursor · 4d

"maroon" :-)

3 Reply Share ···

Continue this thread →

GinkgoAnnaMarie OP · 4d
Scheduled AMA

We disclose lots and lots of information about our equity partners in our S-4 (a little light weekend reading) - feel free to check it out; lots of details starting on page F-76 in the most recent S-4

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sneakydee83 · 4d

Do you have an API?

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JKelly555 · 4d

We have an early version of an API in some portions of the foundry. Our internal teams engage the platform via that API - - I'd love to have external folks engage Ginkgo's platform via that API it in the future though! Need to mature it more first

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mframeit · 4d

Thanks so much for being here, Jason and Anna Marie!

Real basic question: What are the core techniques your teams use to do the biological engineering Ginkgo does? (i.e. Are you leaning on CRISPR/prime editing for manipulating code? Using classic recombinant DNA tech? Directed evolution of cells?)

How do you do what you do?!

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

You're welcome! :)

Easy answer is "all of it" but where we probably uniquely specialize is in writing brand new code from scratch (our design team utilizes our codebase to inform those designs and then we'll print the whole gene ourselves). But yeah, we also use editing, directed evolution, etc.

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notacooldad · 4d

There's a lot of biological that are unknown to us because they are difficult to grow and study in a controlled environment. Are you doing any work with soil flora?

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GinkgoAnnaMarie OP · 4d

https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 23/48

7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Scheduled AMA

We love dirt :) Lots of exciting codebase in dirt!

2 Reply Share ···

Comment removed by moderator · 4d

GinkgoAnnaMarie OP · 4d
Scheduled AMA

We really just entered this space in a real way last year (2020) and think we'll grow significantly in this space in the coming years as we "catch up" to our fair share here. Our deal with Biogen is an early example of this

3 Reply Share ···

Ascobol101 · 4d

Thank you for this opportunity! Are you "just" improving the customers strain or are you designing strains of your own for the production of an Ginkgo product line (for example Hyaline and Zymergen). In other words, do you consider selling your own products or do you focus on the improvement of your customers strains.

Also, since you seem to broaden your range of organisms in recent times, is there an interest at Ginkgo for microalgae as an production plattform?

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JKelly555 · 4d

We aren't launching our own products but we will do projects for customers that are developing new strains (rather than improving their existing strains). In fact most of our projects are like that rather than improving existing strains. Yeah! Microalgae is cool -- would love to do more there!

3 Reply Share ···

Ascobol101 · 4d

Cool, thank you. Big fan of Ginkgo. You guys are awesome!

1 Reply Share ···

GinkgoAnnaMarie OP · 4d
Scheduled AMA

We'll do both!! We LOVE programs where we design "from scratch" (and that's the vast majority of our programs) but sometimes we work with customers who already have been working on a program for a while but got "stuck" and we can also start with their work and help make it viable.

And yeah - no reason we wouldn't do microalgae - we like all organisms!

3 Reply Share ···

wild_horses23 · 4d

What would happen if you **did** let Patrick push every button at Ginkgo without supervision?

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Grinko_Biotech · 4d

Here at Grinko Biotech Patrick pushes all the buttons he wants. None of the red tape that Ginkgo has.

3 Reply Share ···

GinkgoAnnaMarie OP · 4d
Scheduled AMA

I want red tape! Where is the red tape???

2 Reply Share ···

Grinko_Biotech · 4d

Look all I'm saying is someone needed to supervise Patrick with you guys, and we give him free reign here at Grinko. Did we suffer a multi-year setback to our workcells because of it? I won't disclose the answer to that, but the point is that we stuck to our values.

2 Reply Share ···

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA specialneedstrader · 4d

Is the goal to one day program complex cell structures in full? Does this mean you could just "build" lost species or even better ones?

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Grinko_Biotech · 4d · edited 4d

Ginkgo is too focused on useful species. Here at Grinko we focus on what the people actually want. Jackalopes. Armoured bears. Even louder seagulls

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

What u/Grinko_Biotech said

3 Reply Share ···

jas2575 · 4d

What is one problem you wish a company/client would bring to Ginko to solve? Or what current problem would you most wish to solve?

3 Reply Give Award Share Report Save

Guy-26 · 4d

Tom's reply from livestream: 1) Climate change 2) Pandemic preparedness

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

world peace (so... hunger?)

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darkstar000 · 4d

Thoughts on Bio-Syn role in the cannabinoid industry?
And what do you think the impact of your partnership with Cronos will have on the industry?

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JKelly555 · 4d

If synbio is successful at making cannabinoids cheaper than they are made in cannabis plants then I think the whole industry could shift to fermentation and away from growing plants. Hopefully we show the way with our partnership with Cronos! They did their first commercial runs recently: https://www.globenewswire.com/news-release/2021/06/04/2241983/0/en/Cronos-Group-and-Ginkgo-Bioworks-Amend-Agreement-to-Accelerate-Commercialization-of-Cultured-Cannabinoids-and-Cronos-Group-Begins-Commercial-Production-of-CBG.html

3 Reply Share ···

adoptedschitt · 4d

What's the latest schedule for conversion to DNA? S4 status?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We just filed our second amendment and most companies do 3 rounds of comments. Timing is dependent on SEC review timing, but so far the process is proceeding on the expected cadence and we'd still expect to close (and convert to the $DNA ticker) in Q3 (i.e. before the end of September).

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its_yosef · 4d

Hey all! Thanks for doing this, and happy birthday Jason! I have a couple questions.

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

1. What role, if any, do you see synthetic biology and Ginkgo in particular playing in the field/industry of cultured meat or other alternative food products?
2. I'm a computer/data scientist very interested in getting into the field of synthetic biology. Do you see a future in which engineering organisms will be as structured as computer design and programming? What do you anticipate will be the major stumbling blocks for this line of development?

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3Kelly555 · 4d

1. We're working with our customer Motif in exactly this area!! https://www.bostonglobe.com/2021/06/16/business/ginkgos-spinout-motif-release-plant-based-meat-tech-after-raising-226-million/
2. TK Ginkgo cofounder (https://en.wikipedia.org/wiki/Tom_Knight_(scientist)) says -- that structured future is in reach for simple organisms. What makes an organism "simpler" -- in a bacteria there aren't as many compartments inside -- there is basically inside and outside. In a mammalian cell there are a bunch of more complicated structures and DNA code has a structure to it -- histones, proteins that hold it in configurations, methylated, etc. What will be the stumbling blocks? "There is a lot we dont know about how cells work -- we should learn all of that, we have not learned it all. That is job 1. Feynman taught us that the way we learn those things is by building them. Programming cells for the purpose of understanding." Once we really understand them is there anything else? "Might be that designing proteins to do specific jobs is more difficult than we think, could be that feedback mechanisms in cells that developed evolutionarily that will be difficult to understand. It will be a gradual process - as we understand more you'll see new products at that level of understanding -- then keep going to the next level of understanding.

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its_yosef · 4d

Thank you!

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iruvdonuts · 4d

Thank you for your time. Do you think biological simulations will ever reach a point where there is no point in running confirmatory experiments? If so, how would we get there (quantum computing, breakthrough algorithms in computation biology, etc.)?

Also, how do you think Alphafold 2 and other related algorithms will impact the work of protein/enzyme design - is it even possible to replicate docking/binding conditions for enzyme/substrate pairs without fully being able to quantify/model each atom in an environment?

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

If so, we think it'll be a LOOOOOOONG time because we just don't have enough good training data and you generate training data through physical experimentation

1 Reply Share ···

Anarkii17 · 4d

1. How do you plan on overcoming scepticism about GMOs?
2. Do you think carbon taxes will be a big boost to biological manufacturing?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Copying Jason's note from above to talk about #1:
Awesome topic. Check out the editorial in the NYT (https://www.nytimes.com/2016/05/16/opinion/i-run-a-gmo-company-and-i-support-gmo-labeling.html), which was highly influenced by Christina Agapakis at Ginkgo. Scientists and engineers like to think that resistance to GMOs is an education problem but the reality is that it's not an education problem but a trust problem. The public didn't trust the organizations that were deploying a powerful technology. One of the worst ways to lose trust is to not be transparent (i.e. by not labeling it!). We are proud of GMOs -- At the end of the day, it's going to be a greener way to make things. The people who read labels and care how their products are made are exactly the folks that should love GMOs in the future as they will be a greener way to make things. We have to do is be transparent with labeling and build trust with consumers. For example in therapeutics - about half of them are made by GMOs (antibody drugs to fight cancer, human insulin, etc) and people happily use them. That industry did a good job

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA being transparent about using GMOs, building trust with the FDA as a regulatory partner, and making products that make people's lives better.

#2: Yeah! Great if governments will step up!

4 Reply Share ...

Sean_Grant · 4d

Do you think that synthetic biology could enable the creation of scalable carbon capture technology?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yes, for sure it could! Plants, phytoplankton, etc. already do this - we'll get better at engineering biology to make more scalable solutions.

1 Reply Share ...

Comment removed by moderator · 4d

GinkgoAnnaMarie OP · 4d
Scheduled AMA

They're AWESOME!!! They can help "write the recipe" for manufacturing and can even manage the process entirely (with a network of contract manufacturing orgs) or help our customers build up that manufacturing capability themselves (e.g. we helped Cronos build out their Winnipeg facility). Some of our customers are really good at manufacturing themselves and so in that case, we'll just give that partner the recipe and they'll manufacture themselves.

3 Reply Share ...

hilamjj · 4d · *edited 4d*

Hi Ginkgo, Dutch sytnhetic biolgist here. I am reading you acquired the company "Dutch DNA".

1. What are your plans with it? Will you be growing a biofoundry there? On what time horizon? And how big? Will it have a particular focus? Whom it will serve in the beginning?
2. Do you face any regulatory/policy hurdles when settign up operations in NL / EU?
3. On slightly different note, now many biofoundries would you ideally have? At what point it stops making economical or practical sense to add new ones?

Thanks a lot!

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Dutch DNA is fully part of the team now and we're super excited to have them on board!! In general, it makes sense to consolidate the actual FOUNDRY work (because we get scale economics) in one place, but we can have scientists and entrepreneurs all over the world who are thinking about HOW to engineer biology and working on projects.

In terms of the ideal number of biofoundries, I think it'll be a LOOOOONG time before it stops making sense for us to add more capacity - we just need way more data and experimentation to get smarter!

3 Reply Share ...

EngineeringDevil · 4d

But can it run DOOM? /jk

But honestly, what would your solution to increasing biodegradability of plastics and papers that are normally dumped into landfills with designer bacteria

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Check out what Allonnia is doing!

3 Reply Share ...

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Some-Kind-Of-Monkey · 4d

Any plans on using filamentous fungi to produce biomolecules?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yes! Check out our Dutch DNA acquisition!

3 Reply Share ···

Some-Kind-Of-Monkey · 4d

Briefly did some work for those guys a while ago. Interesting; itaconic acid production mainly or other things as well?

2 Reply Share ···

SnooLentils1243 · 4d

Catgirls?

More importantly, neandethals????????????

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Thensaurum · 4d · edited 4d

Hello Jason and Anna Marie,

1. In the interest of transparency, please explain the current legal and financial relationship between Ginkgo and Motif, including the basis for referring to Motif as a customer.
2. Also, is there a possibility for a future Motif IPO there?

Thanks

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

1. Check out our S-4 (fun weekend reading)! We talk about lots and lots here! Check out pages F-65 and beyond in our S-4
2. I don't see why not but don't really have a basis to comment on our customers' independent plans!

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Thensaurum · 4d

Thanks Anna Marie for pointing out the section of the S-4 corresponding to the financial relationship to Motif.

For those watching you live and following here, could you explain the origins of Motif, with relation to Ginkgo, including whether staff originally part of Ginkgo now work at Motif. Thanks.

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ThatOtherGuy_CA · 4d

Can you grow a bigger penis?

Asking for a friend.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

This might be a job for u/Grinko_Biotech, not Ginkgo.

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Grinko_Biotech · 4d

We can do it. Please fill out our program intake form, /u/ThatOtherGuy_CA :

1. How many tusks would you like on it? Our options are 2, 4, 8, or 12

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7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
2. Coloration: we can do spots, stripes, disco, or Neapolitan.
3. Let’s talk venom glands. Our customization allows for snake, scorpion, or cone snail.
We’re excited to work with you.
” 10…½… Reply Shareï^ƒ
ThatOtherGuy_CA · 4d
I have to ask.
Would it be possible to get 13?
” 2…½… Reply Shareï^ƒ
Grinko_Biotech · 4d
Sorry, no can do. We’re a pretty superstitious bunch over here.
Also not sure if i mentioned this but comcast is our corporate sponsor on this program and locks all enrollees into a 20-year internet contract. we got hosed on the rates too, like reaally screwed, and they make you get a landline. totally understand if that isn’t your thing, just let us know
” 6…½… Reply Shareï^ƒ
ThatOtherGuy_CA · 4d
As long as it’s not faster than the Warner dial up I have currently.
” 1…½… Reply Shareï^ƒ
johannthegoatman · 4d
This ama is absolutely amazing hahaha thank you
” 1…½… Reply Shareï^ƒ
crjlsm · 4d
Some far-o hypotheticals here, but looking to the future of the industry, do you see organic “factories” replacing the current manufacturing processes we take for granted today?
Also, I’ve long held the belief that real AI is not possible using inorganic material. To me, DNA is the programming language/software and our bodies are the hardware. Do you guys buy into this?
Finally, if you can share them, what are your views on this technology when it comes to national security? Undoubtedly, any country that is able to harness synthetic biology is going to have a huge leg up. Do you guys see your tech as something to be protected? Or is it more of an open-source vibe?
-excited investor, holding shares and calls
” 6…½… Reply Give Award Share Report Save
GinkgoAnnaMarie OP · 4d
Scheduled AMA
TK was told many years ago that if you have a powerful tech and you’re trying to protect it: 1) try very hard to keep it a secret, 2) you can run like hell—there is no way that we are going to be able to keep biology secret, so that leaves just one alternative—makes us run like hell to being the best in the world at understand and building biological systems for whatever applications are important to us.
Basically, we think lots of people are going to figure this stu out, and we need to build the biosecurity tools (i.e. quick identification and therapeutic/vaccine development) to make sure we’re ok.
” 8…½… Reply Shareï^ƒ
crjlsm · 4d
Awesome. Thank you so much!
” 1…½… Reply Shareï^ƒ
JKelly555 · 4d hell yeah, solarpunk factories are the future.
” 4…½… Reply Shareï^ƒ
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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

GinkgoAnnaMarie OP · 4d
Scheduled AMA

AI re: inorganic material: TK came up during Gen1 AI ("thinking machines") - TK thinks there's every reason to believe that conventional electronic computing is where AI gets developed - it is and continues to be much faster than anything we can develop biologically. An important caveat though is that to realize the way in which that electronic system is constructed is almost certainly not going to be with the same technologies we're using today but instead reliant on biology as a way to BUILD the electronics; that's because biology is much better at precision positioning of atoms and that's what's necessary to make precision electronics at the scale we'll be using

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Rationalhuman1 · 4d

Where do you get your yeast from? Is this standard grade brewers yeast or some kind of special formula?

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Grinko_Biotech · 4d

Grinko biotech here, we only use yeast with tusks. It's one of our core pillars. Ginkgo uses more conventional species, which is one of their key shortcomings.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Ha! In addition to the varieties u/Grinko_Biotech mentions, our strains have been tweaked lots by us and we have several different varieties / species of yeast that have been engineered to be particularly good at certain things

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TNBCisABitch · 4d

Can you program DNA to not grow things? Like cancer?!

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

This is probably more the field of gene editing people (e.g. editing people to not have certain cancer-causing genes), and we're not doing that today. But I recommend the Code Breaker book for a fun read and it covers a lot of the technical and ethical dilemmas about this space.

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Thensaurum · 4d

Jason and Anna Marie,

What is the **moat** preventing other organizations, both domestically and internationally, from achieving the level of automation and speed you currently enjoy?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

As TK described earlier, I think we'll always just be trying to move faster and continue innovating so we continue to be the best choice for customers as our foundry and codebase work together to provide a better value proposition. It's important to understand that our Foundry helps build up our Codebase and our Codebase helps improve our Foundry, so that helps us stay at the cutting edge of innovation.

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jimturner88 · 4d

The general sentiment for Cocentric seems to be related purely to covid testing and non-recurring in nature. Is Cocentric just a part of the overall bio security business? More specifically, do you envision the bio security business to encompass other revenue sources beside just testing for viral out breaks. If so, when do you believe you'll be able to provide revenue guidance besides 2020/2021?

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GinkgoAnnaMarie OP · 4d

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Scheduled AMA

Yes, Concentric (our K-12 testing business) is the first business to emerge in biosecurity at Ginkgo (even though we've been thinking about and investing in biosecurity for years). But we think broad biosecurity will be important for a long time - and like cybersecurity it will have to include "endpoint monitoring" (e.g. testing schools, wastewater, hospitals, farms, subway cars, etc. etc.) as well as quickly isolating infections and quickly developing and deploying antivirus software (vaccines and therapeutics).

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IronicPker · 4d

How close are we to revive actual dinosaurs? (Yes, I am thinking Jurassic Park). Serious question though.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We addressed this in our Investor Day (23:21)

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Grinko_Biotech · 4d

At Grinko we tried to go backwards from birds but we ended up with long angry chickens, and philosophically it just felt like we were making more aggressive geese. Which the world decidedly does not need.

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aesclamadoca · 4d

Currently, anyone with a computer can run code locally on their computers. For Synbio to be as widespread as computer programming it seems like you should be able to have a local DNA Synthesis + cloning + cell culture "computer" to run your "code" on, or do you foresee Ginkgo being the gateway into synbio for the masses?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

I think that's true if you assume programmers have to be able to compile locally. I think it'll look more like centralized compile/debug (in Ginkgo's foundry) but anyone can send in code/requests to program and then get the results back.

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StonkMajestic · 4d

What will be more important in the future vaccines or Cures?

Do you see a future with multiple foundries in the us or around the world?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

I think there's a role for both prevention (vaccines) and therapeutics (what I assume you mean by cures); though always nice to be able to be proactive / preventative so I hope we get better at that over time.

I think the Foundry benefits from being together and generating those scale economics. But I think certain functions could operate somewhat independently so you might see more locations around the world (though that would mainly be to create a home for awesome talented scientists who would be designing programs that would run on a centralized Foundry)

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hoozy · 4d

How democratized will computational biology become? We've seen some open sourcing of CRISPR tools. Will we see home "maker kits" for creating custom DNA?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Probably - I think things generally move towards democratization

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itsror · 4d

Hi Anna Marie, Jason, Tom,

How integral (or not) is deep learning to your tech stack / code base today? Do you see this being an important tool in the future for things like recommending which sequences to build next or even using generative models to come up with new molecules with desired characteristics?

Thank you!

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yeah, but I think the issue with any form of ML is that you need really good training data - that's why the foundry is so important, it generates lots of interesting empirical training data that a variety of algorithms can then use when informing future experiments

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itsror · 4d

Couldn't agree more. Data strategy is so important, and you can't really replace wet lab empirical data for good standard training sets. Thanks, AMA was awesome today.

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npahc · 4d · edited 4d

Do you expect that the human race will have cultured and analyzed every organism in the human microbiome within your lifetimes? What are some of the major challenges in getting individual species to reproduce outside of the body?

I really respect and appreciate the work you are doing!

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Grinko_Biotech · 4d

Ginkgo, maybe, but at Grinko this sounds like way too much work. Humans have way too many nooks and crannies for things to hide in we'd need so many interns

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NC0111004 · 4d

Hello all, I appreciate you guys taking the time to do this Q and A. I have just a couple quick questions:

1. Where do you see AI and machine learning playing a role in the field of biotechnology? Would AI be able to design cellular systems and model unique molecular structures to allow for greater advancement? It would be very interesting to integrate neural networks with body structures to simulate a sort of artificial evolution.
2. What sort of internship/program opportunities do you have for people interested in learning about and interacting with this type of science, if any?
3. How do you foresee medicine and personalize medicine in specific being balanced enough to provide effective treatments without over-saturating a strained healthcare system with cosmetic and unethical treatments?

Thanks again, really appreciate your work!

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

Sorry I missed this yesterday!!

1. Already use it, but it feels like very early days since we (as an industry) still have so much to learn (i.e. need lots of training data, which we'll get through doing physical experimentation)
2. Our commercial teams do summer internships and then we also have a 1yr "internship" called our Padawan program in our technical teams. Check out jobs here: https://jobs.lever.co/ginkgobioworks
3. This is a great question / topic. Thankfully we haven't seen too much of this yet (in that field), but anytime we take on a project, we run it through the wringer of whether it's "good" to do (which is a really hard and multi-faceted

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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA question!). But ultimately this is something about how our public institutions (e.g. healthcare system) are held accountable (by all of us).

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Iamatworkgoaway · 4d

In your own opinion what potential use case out there is a step to far?

IE most people are not going to complain about vitamin D rice. Gene editing in humans is still probably a ways off, especially regulatory wise, but what do you see that is out there, potentially possible, and to far ethically for you. Smarter dogs, smarter people, Smarter great apes? If they could splice in big boobs is that to far, if it was proven safe and effective?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We think a lot about this and I don't think it's as simple as "this thing" or "that thing." I think society needs to come to a perspective on what is acceptable as new things become possible.

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Iamatworkgoaway · 4d

Have you met us as a society, we really suck at doing things like that. We tried prohibition, it didn't work so canceled it. Then some people found other substances that they enjoyed using, and "society" said dust off those ole prohibition tools, we can make it work this time we promise.

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The_Folly_Of_Mice · 1d · *edited 23h*

I have to agree with this. Reading this thread, security and ethics question are getting punted left and right here. We can strip away all of the "bleeding heart" ethics of the matter if you are sociopathic enough to do so, and still we run into the investment side of what happens when vertical platforms use Ginko's technologies for evil up the chain and inevitably run into the requisite market corrections that will result. Rather than assume nefarious intentions on Ginko's part, it's just worrisome that they don't seem to have any credible, indepth answers to these issues that even attempt to stray out of the generic. The facts remain, this is new territory and there's going to be MASSIVE regulatory and legislative hurdles to jump over, or be tripped up by. This isn't a "wait and see" situation, but that seems to be the answer they're giving.

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Iamatworkgoaway · 9m

Nobody wants to talk about these issues, as its a really hard conversation to have. Once you sit down to talk about it, all the crazy's start knocking on the door. From the Anti Gen mod food people, to the don't let rich people gen modify their kids for IQ, height, hair color. Then you got the ones that want to gene modify themselves as adults. Such a big talk and to many crazy's so lets just not talk about it, and move on.

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ignishun · 4d

Do you think we will see commercial/home use of bio-based synthesis in the next ten years? Like instead of brewing beer brewing like a protein slurry or some kind of foodstuff from refuse/compost (I'm not entirely sure what would constitute feedstock). My friend works for you guys! I'm getting my PhD in chemistry soon maybe I'll apply if you need chemists hehe. Cheers!

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

u/JKelly555 was a chemist - we love chemists!

And yes, I totally think the manufacturing process will look WAY different in the future; I think our traditional "biomanufacturing" today (i.e. stick bug in tank, tell it to make as much stuff as it can before it dies) will look "quaint" in 5-10 yrs. That's why we want to make a platform that's as broad as possible so we will always be the best place in the world in the future to do this!

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FutureCredit3 · 4d

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7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
How big do you think your company will go in the next 2-5 years? I’m cheering for you all!
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Thanks for cheering for us!! Check out our projects for the foundry revenue on page 41 here
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CAP_X · 4d hey, I am a dumb fuck so pardon if my question is correspondingly dumbass.
Does playing aroung with DNA means you can create neural networks maybe not as complex as brain but complex enough to mimic the artificial processing units in our electronic devices.
If no, why not ? If yes , would it be more eecient/compact than the best threads we have now ? Wouldn’t they benifit from neuroplasticity thus would be great for AI ML ?
again, I am thinking like a small kid here .
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Not a dumb question! We’re not really doing this sort of thing yet, but I definitely think creating networks of cells will be something we do in the future!
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feralinprog · 4d works are parts of multicellular organisms — each neuron is a whole cell! Ginkgo works only with single-cell organisms, though.
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notyouravgseq · 4d
I wish there were more deep tech companies taking huge bets like Ginkgo. Given these big risks, what are you afraid of as a company? What new technologies/startups/ideas are you warning investors about?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Agreed!! It’s really hard for “hard tech” to get funded, but it’s super important that we figure out how to do that! Gosh, I’m not sure what we’re “warning” investors about... our hope is that everyone’s heart is in the right place, even if they’re a long way away from having anything viable.
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vardaanbhat · 4d · edited 4d
Thank you so much for hosting this! Really excited about the mission & work at Ginkgo. I know a lot of Ginkgo’s team got their start in synbio through iGEM, and I’m currently working to build an iGEM team for high-schoolers—any resources/companies you’d recommend reaching out to for project/financial support? Any other general advice for an iGEM/bioE team? And this is a very long shot, but might as well ask—any way Ginkgo itself might be able to sponsor a team? Thanks!
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Yay!!! We love iGEM!!! I did iGEM in 2008 :) We want to support ALL the iGEM teams so we sadly can’t sponsor individual teams anymore, but def. keep us posted on your project, we can’t wait to see it!
You might check out companies that are working in the field that your project could impact directly.
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vardaanbhat · 4d
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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Thank you! Any other tips (e.g., workflow, project organization, ideation, etc.)? Would any parts of the Ginkgo platform be a good fit for an iGEM team, or would you say that's better suited to industry? Trying to figure out what skills to develop in the team—naturally wet lab work, but maybe some computational/codebase related skills as well.

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123_holden · 4d

Why do you not disclose all your joint ventures? Is it b/c they are immaterial?

Does GINKGO still own any part of Motif?

As a investor, what am I getting for my investment? just the foundry?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We disclose them in our S-4 - check it out (a little light weekend reading!) https://www.sec.gov/Archives/edgar/data/0001830214/000119312521161781/d177007ds4.htm

Ginkgo still owns equity in Motif, we haven't sold any to other investors.

As an investor, you get a portion of all the value in Ginkgo - that's driven yes, by the foundry, but also by our codebase and our ability to share in the downstream value of the products that are created using our platform

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AStupidTaco · 4d

If you had a silver bullet to take out one of your competitors, who would it be?

How has synthetic biology changed from when Intrexon and Amyris debuted two decades ago when they were promising a whole lot but ended up just destroying a lot of shareholder capital.

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Grinko_Biotech · 4d

At Grinko we're making werewolves to take out Ginkgo because we think it would be ironic to have werewolves be the silver bullet

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Ignore u/Grinko_Biotech! We want everyone to be successful, seriously. We think the historical "hoarding" of IP and such historically has held the industry back - as our platform gets better, it just means more other product companies can be successful!

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Ok_Celebration_3662 · 4d

How are you currently using machine learning in your R&D processes? What are the data inputs and predicted outputs that you use? Which have you found the most useful?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yep! Our design team (i.e. the folks who design the experiments, i.e. what DNA code we'll use, that we'll run thru the foundry) uses lots of ML techniques using our codebase (e.g. our data of gene sequences and function that we accumulate as we run experiments and collect that data.

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Towersofbeng · 4d

Does ginkgo ever work with cell free expression platforms? Publications from Jewett and Swartz make it sound like it is getting exponentially cheaper to scale

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We're always checking out, testing, and integrating new technologies!! I think those technologies are still generally pretty far away from being able to do all the complex things we need cells to do for most applications but as they mature, we're open to integrating!

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sharlst_DIY_bio · 4d

What new initiatives do you have to foster greater creativity? Beyond Grow and your art and tech residencies, how will you grow the culture (pun intended)? Like when Patrick thinks of the art of his "wood" and going back to CAS-9 to do retro yeast designs, do you have other creative ventures? Real or imagined?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We've got such an AMAZING creative team here who are passionate about this. Christina Agapakis runs our creative team and you saw Joseph on the livestream, they're seriously awesome and we love people who are excited about biology and creative enough to apply it to lots of different things!

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Ramartin95 · 4d

Hi, current computational Bio PhD student here, this kind of work seems really interesting to me especially as a mechanism to address large scale issues the world will be facing in the near and mid distance future. What do y'all look for in job applicants to really stand out from the pack? Also y'all hiring computational people in about ~3 years● ?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

YES!!!!! We hire computational people even now! Definitely join us :)

We look for people who LOVE biology, care about how we use it, and are willing to slog through the hard stuff (biology is still really hard) to make it easier for everyone else.

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OldIlluminati · 4d

My Question: Why did you use a SPAC?

If you haven't heard of a SPAC (Special Purpose Acquisition Company), here is a great explanation of how they work and why they exist:

https://www.youtube.com/watch?v=GrWgFNmvEwE

As a quant I love the science but act on the money. Using a SPAC dents your credibility. Wall St and consultants tend to give recommendations that suit them more than the scientists and investors

One possible reason to use a SPAC is because the technology or the business model provided wouldn't stand up to the scrutiny of pricing and analysis of a regular IPO (as others have claimed about Nikola or Luckin Coffee)

Soaring Eagle charging 5-7% of the funds raised? Incoming director is a SPAC specialist from Eagle Equity. Fees after fees for the investment banks

This is not an announcement about science or technology. This is a backhander raise awareness for the SPAC, which tends not to be great value for the final-layer investor - the everyday investor or retards on WSB

If everybody believes in the science and business fundamentals, a direct listing would be better than a SPAC merger (assuming there is a legitimate reason why you didn't use an IPO)

I just checked out your board of directors and I have concerns about its structure. I love the technology and bioscience is an amazing "growth" field to be in but I couldn't be convinced to invest my money if a SPAC is the route chosen by this board.

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GooseQuothMan · 3d

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7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA I too am sceptical—the company seems more focused on acquiring other companies than making their own stu. And they don’t even do anything groundbreaking, they have no technology, just enough capital that they can make stu at a larger scale and automate it more. 1 Reply Share allgoodbrah · 4d Would it be possible to create a real life ninja turtle by crossing human and turtle dna? I wouldn’t expect you guys to train it, but perhaps if you spliced some rat dna with another human who had a life time of muscle memory and knowledge of martial arts, they could train it. 2 Reply Give Award Share Report Save dasein__1 · 3d From my understanding, lots of academic R&D has been trying to engineer organism to perform certain function, and this is what Ginkgo is working on. What do you see Ginkgo’s role (how do you position Ginkgo in this field) as currently there is still Academic labs who are doing these works? Ginkgo definitely has the advantage of having the advanced technology to do this engineering. So, is it that ginkgo as a “better alternative” to Academic lab? Is it that in the future that academic lab won’t be doing these works? Another question: What is Ginkgo’s view on democratizing biology? 2 Reply Give Award Share Report Save GooseQuothMan · 3d The dierence is that academic research is free to be used by anyone, ginkgo’s would be locked behind their doors. They can talk about democratising biology all they want, but it’s not like they are going to share the recipe for a yeast they are selling the licence for. 1 Reply Share GinkgoAnnaMarie OP · 3d Scheduled AMA I disagree. Academic research is NOTORIOUS for being locked behind closed doors—just look at the CRISPR mess if you want a good example. One of the things that has held back this entire industry is that IP is siloed in tiny companies that (often) spin o from academic labs (or large corporations). Eventually the IP gets eaten by some large pharma or just collects dust, unused, on the shelf of some defunct startup. Ginkgo wants to ensure IP is aggregated, organized, and characterized, prevent it from getting hamstrung by restrictive licenses, and therefore allow anyone who wants to work on the platform to use it (making sure that platform is the best/cheapest thing out there so there’d be no reason not to use the platform anyway!). 1 Reply Share GooseQuothMan · 3d That indeed is an issue, though I’m not sure if exchanging many companies for a single one is a good answer. The whole industry would be dependent Probably good for investors if successful though haha. I’m not sure if I understand your platform correctly. Say I hire you to make me some custom yeast to brew beer. You own that yeast and give me a licence to use it. I assume, that after some time, that yeast (or maybe the enzymes designed for it) becomes available for anyone on the platform to use? 1 Reply Share GinkgoAnnaMarie OP · 3d Scheduled AMA Basically, yeah. Typically, that yeast would be available for other people (immediately) who are working on non-competitive products (e.g. yours is for beer, someone else might be making perfume). 2 Reply Share GinkgoAnnaMarie OP · 3d Scheduled AMA We’d love to enable academic labs to access our platform! Our goal isn’t that “traditional labs” aren’t doing this work anymore, it’s that we give those labs and those scientists access to better tools (the scale in our foundry, cool biological assets in our codebase, etc.). We want to make it easier, faster, and cheaper to do high quality biological R&D so that scientists can focus on the exciting stu, not just how good they are at moving clear liquids around a lab. 1Reply Share https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 37/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA JohnnyXorron · 3d Cat girls? 2 Reply Give Award Share Report Save GinkgoAnnaMarie OP · 3d Scheduled AMA u/Grinko_Biotech answered this earlier “cat girl is coming. But we will not release her until we have bat boy too.” 2 Reply Share Brom126 · 4d How oten do you go to the toilet for the number two? 2 Reply Give Award Share Report Save Grinko_Biotech · 4d Hi, Grinko Biotech here. We all spend a lot of time going number 2 for our smart toilet program 3 Reply Share SoldierIke · 4d I am just curious, could we make food super nutritious, filling, and delicious with this technology? The implications of that too? Edit: And which hurdle are you most proud of overcoming? 2 Reply Give Award Share Report Save GinkgoAnnaMarie OP · 4d Scheduled AMA YES! Motif is trying to do stu From my perspective (though u/JKelly555 should weigh in since he was here since the beginning!), I’m most proud of Ginkgo remaining true to the mission when it’s really super-duper tempting to get distracted by shiny objects along the way (e.g. sexy products) 3 Reply Share GinkgoAnnaMarie OP · 4d Scheduled AMA u/JKelly555 says he’s really proud of overcoming the hurdle of really good cell engineering scientists not quitting because the platform sucked so bad 5+ years ago! 3 Reply Share throwawayhyperbeam · 4d Will the stock go up after merger? 1Reply Give Award Share Report Save GinkgoAnnaMarie OP · 4d Scheduled AMA As with anything, it depends if there are more buyers than sellers 1 Reply Share feralinprog · 4d What skills would you want to see in a computer scientist/programmer looking to join Ginkgo? Do your DNA designers have PhDs, or is the required education level going down? (I don’t view this as a bad thing.) 1 Reply Give Award Share Report Save GinkgoAnnaMarie OP · 4d Scheduled AMA https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 38/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
We asked our Head of Codebase, Patrick Boyle this on stream! He said, paraphrasing: You don’t need a PhD to excel at Ginkgo. We are a fast-growing company – the key question is: how much can you grow in the role? That is what is important to us. It doesn’t matter what degree you have, so there’s fundamentally no dierence in advancement at Ginkgo whether you have a pHD or not.
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rageeth · 4d is there a possibility that the engineered cell evolve in natural environment and if yes will we be able to predict what it might evolve into? like using computer model predictions
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Grinko_Biotech · 4d
Hi, Grinko Biotech here. We design every one of our organisms to eventually evolve into slugs. We just think it would be funny
7Reply Share
lubib123 · 4d
Can you reproduce hair follicles from a donor follicle and use them for hair transplant? That would be amazing for people who have some viable donor hair follicles, but not enough for a large area coverage.
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RamblingAndHealing · 4d
Make smoothies for people with stomach and colon diseases? Not sure how far of a leap this is from current science.
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Shuuuuup · 4d
So, you guys can make me grow a larger penis?
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minecraftframe · 4d can you grow me happiness? or someone that will love me for me? xD
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Learn how to program biology, grow your own!!
3 Reply Share
likeAboss008 · 4d
Can DNA be altered by quantum(energy) deep meditation?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA u/Grinko_Biotech—what do you think?
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Grinko_Biotech · 4d
/u/likeAboss008 we can’t disclose much without permission from our lawyers, but I will say that the Nobel committee is gonna look real dumb giving a prize to CRISPR after you see what we can get our DNA to do by meditating with it
1 Reply Share
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7/26/2021 We're the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA

Has your team read Change Agent by Daniel Suarez? The future in the book seems like a potential future dominated by companies like yours.

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Bypasser8 · 4d

Are you guys currently working on microbes to terraform Mars?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

For now, this is a project for u/Grinko_Biotech!

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Grinko_Biotech · 4d

/u/Bypasser8 yes. but only fungi. we hope to overrun the planet with them, and then release a slayer-style video game where you can control an avatar that obliterates all the creatures. It will be called SHROOM

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Bypasser8 · 3d

Okay race you to olive trees on Mars

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Internal-Lifeguard51 · 4d

How long until someone hacks yeast bacteria to make illicit drugs?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

I've gotta assume it's already happened (at least at some tiny scale)...? This is part of the reason we a) need biosecurity and b) care about how OUR platform is used.

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tryatriassic · 4d

It's been 6 years https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4924617/
You don't know much for what a founder in synbio should know.

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OldIlluminati · 4d

Surely this is exactly what we should be doing? If we can achieve full synthesis of any drug that would effectively end the illegal drugs market, plus save the planet. Biosecurity? Give it away for free so people in poor countries grow food instead of cocaine and opium

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feralinprog · 4d

/u/ginkgoannamarie what kind of math shows up at Ginkgo? Have you used any insight from your math major at work?

I just finished a master's degree in math, but don't expect to actually use it in industry, sadly.

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

Yeah, I sadly mostly use arithmetic these days :) lots of people do lots of math, but I went over to the dark side and became a finance person with my math skills.

But my 6 year old is learning long division now, which is super exciting for me :) Soon, I'll get to pull out my old skills!

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AggressivelyToast · 4d
If I wanted to get involved in this sort of thing, what would be a good education path?
I’m currently a senior software engineer, but I never went to school. I’m about to start school, but am considering going for something scientific like physics or a dierent engineering discipline like biomedical engineering.
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
YESSSSSS!!!! Do it!
What’s cool is that there should be LOTS of potential paths in! Of our founders: one was a chemical engineer, one was a mechanical engineer, one was a biologist, and two were computer scientists. We have a huge software team too—I think the important thing is really being curious and building a diverse set of skills. You also need to be excited about what biology can do—if you’ve got that (which is pretty easy), you’re probably in pretty good shape!
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Moneyslap999 · 4d
Do you think you’re playing god with what you do?
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
We respect and are deeply humbled by the power of biology—our families, friends, food, ourselves is made out of biology and it’s our intention to do our very best to make that world a more wonderful place as safely as possible.
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whk1992 · 4d
Can you “grow” actual chicken nuggests that taste like chicken and have a composition similar to chicken white meat, not pink slime...?
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harolddawizard · 4d
Have you ever done anything related to artificial meat or cultured meat? If so what?
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RockinRollo · 4d
Can you grow head hair back? Asking for a friend
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EICapitan · 4d
What does SVP mean? All I can think of is Senior Vice President but that doesn’t make sense, how many vice presidents can you have
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Haha! Yes, that is what it stands for. Unlike government, we can have lots of senior vice presidents—not a “take over if the president dies” sort of thing, more like being a cabinet member
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littlebear_blackfoot · 4d
Can you grow extinct ginkgo trees? Or how about engineer trees that glow in the dark to reduce dependency on the electrical grid? Also, what do you think about the gmo mosquitoes that were released in Florida? Can you do something like that for the common house fly?
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hillsfar · 4d
We know there is no way to scale carbon sequestration mechanically on the level needed for measurable decreases in world carbon dioxide levels (currently above 415ppm compared the to past 280ppm). Not with 1.1 billion automobiles and thousands upon thousands of coal-fired power plants world wide, with thousands more planned.
Yet even “miracles” like the Azolla fern in shallow Arctic seas took hundreds of thousands of years.
This means we are plunging headlong into massive climate change and continuing ocean acidification that will not just devastate, but wipe out entire ecosystems both marine and terrestrial.
Have you considered engineering some form of super fast-growing, quickly sequestrating, quickly reproducing/cloning, quickly dying/sinking plant that does it faster than phytoplankton or Azolla?
If not, how about a virus that causes human consumption and waste patterns to drastically drop?
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gurgleslurp · 4d
When is your IPO?
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ahumpheadwrasse · 4d
I’m very interested in your work! Do you oer internships for undergraduate students?
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brokenha_lo · 4d
Thanks for doing this AMA!
What advice you’d give to a graduate student in the life sciences looking to break into the biotech industry?
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A-s-s-head · 4d
Can you grow a cactus?
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Hassan_Gym · 4d
Thoughts on CRISPR & genome-editing companies?
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odinsvalhalla · 4d
Reading some comments and questions was like a science seminar, i have no idea what your all on about, however, i am very interested to know what your doing about dinosaurs? And Neanderthal people, would you grow them and bring back whole tribes again? It would be awesome i think. Thanks guys.
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CupcakeMania · 4d
Hi! I’ve heard that you only have non-GMO snacks in your oï¬ƒce. Given the nature of your company’s work, why only stock GMO free products, and will that ever change?
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Grinko_Biotech · 4d
As someone who worked for Ginkgo before joining Grinko, they don’t handpick snacks, selection is outsourced to a local coee/snack supplier. As GMOs become more accepted and non-GMO labels diminish in marketing appeal, I’m sure that will be reflected on the available snacks as well. https://www.reddit.com/r/IAmA/comments/opizq9/were_the_founderceo_and_svp_at_ginkgo_bioworks_we/?limit=5000 42/48

7/26/2021 W e’re the Founder/CEO and SVP at Ginkgo Bioworks. We program DNA so it can grow anything! Ask Us Anything! : IAmA
Now at Grinko we only eat things we can ferment out of microbes ourselves. Whale burgers. Orangutan milk. Seagull eggs (okay we just collect those)
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kidaverdoo · 4d
Personally I don’t care about the ethics or morality, what I care about are miniature woolly mammoth! I thinking about a foot tall at the shoulder? Can you make this happen? Or bring some Neanderthals back?
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general_tao1 · 4d
Would you be able to create more resisrant strains of the rare and expensive mushrooms (truï¬„es/morels, etc..) so they could be farmed?
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Poromunday · 4d
How many years until we can successfully clone humans?
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NoshTilYouSlosh · 4d
Can you grow ghosts from DNA of dead?
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PlayboySkeleton · 4d
When will I be able to crispr myself to get that reflective coating on my eyeballs that cats have?
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Nageracs · 4d
Can you make body parts bigger? Asking for a friend!
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Delicious-Tachyons · 4d
This question is probably late. But how do you ensure safety, that someone isn’t using your equipment to create biowarfare weapons?
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bonusminutes · 4d
Could you theoretically program human DNA so that their bones are made of skin and their skin is made of bones? Time sensitive question.
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gmanriemann · 4d
Have you seen Prometheus?
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RogueSpartan · 4d
Do you ever feel like you’re playing God?
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ronniewhodreamsalot · 4d
You guys found the on/off button for immortality? It’s this why all the tech giant CEOs have taken a huge interest in
Biotech?
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gingus418 · 4d
So… you’re trying to invent the protomolecule?
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Etzlo · 4d
Can you program me a new body please?
Or reprogram mine to change?
Alternatively, would that ever be an avenue? The ability to grow/alter people new bodies?
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Spenraw · 4d
What do you think of the GME big short situation?
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Beli_Mawrr · 4d
Hey guys! I’m into the idea of biohacking, though I admit I’m not very skilled at it at all.
Do you think artificial organs are possible with your tech?
how does one use your technology?
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Skyfus · 4d
So when are programmable viruses gonna be as common as every other kinda ransomware, where you have to pay a fee for the kill switch to stop hiccoughing every 30 seconds and there are grey hat geneticists who release “patch” viruses designed to retrovirally upgrade our immune system?
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Jar70 · 4d
You hiring?
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caucasoidape · 4d
Are you making freaky hybrid animals?
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caucasoidape · 4d
or reverse engineer a modern descendant of an extinct animals?
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danthebro69 · 4d
Will the progression of quantum computing assist your business in any way?
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bruh4667 · 4d

Can I grow dicks?

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

I believe u/Grinko_Biotech has already answered this one.

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crackdepirate · 3d

is there a way that you can cure human cancers ? thanks for this AMA

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

I've lost several close friends and family members to cancer, it's a cruel disease and our current treatments are even more cruel. I think cancer will be "cured" in my lifetime. Lots of amazing work happening in this space already in cell/gene therapy. Gene editing will also likely play a role.

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Mister_Brevity · 3d

Is there a good reason not to grow human meat in the lab and consume it? Probably a gross question but it is Ask Me Anything lol.

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

Well, at a minimum, I don't think there would be *enough* demand for it to justify the R&D / manufacturing expense... And I know lots of bad things generally happen health-wise with cannibalism (prions and stuff, right?) and I don't know, technically, if you'd be able to eliminate that risk in the lab.

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Mister_Brevity · 3d

I think prions were only a concern for cannibals consuming brains. I just kinda figured as the manufactured meat thing matures there will probably be a market for exotic meats :)

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NeckSnapNinja · 3d

How do you plan to combat the zombies which you will accidentally create?

CoughUmbrellaCough

/s

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

u/Grinko_Biotech - wanna take this one?

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Grinko_Biotech · 3d

/u/NeckSnapNinja Grinko is exclusively in the werewolf game. Zombies are hard to hide, and easy to kill. Werewolves are sneaky, athletic, less mainstream

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AdakaR · 3d

What's the weirdest, yet feasible request/suggestion so far?

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

Of existing programs that we're working on, probably "bugs as drugs" (e.g. living bacteria that you would eat that are used to respond to your body and then when they pick up a signal, e.g. an amino acid that is too high in your gut, it releases an enzyme to break it down) - we're working on those projects with Synlogic. Pretty cool to think that rather than just drenching your whole body in some meds, you can deliver it right to the place it's needed.

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AdakaR · 3d

That sounds awesome, glad I asked :)

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quackerzdb · 3d

Do you have a job for someone with a Master's of molecular and cell biology and a certification as a medical lab technologist?

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

That seems pretty up our alley - especially for some of our awesome laboratory operations roles! Check out our job postings here: https://jobs.lever.co/ginkgobioworks?

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quackerzdb · 3d

I will take a look, thanks!

1 Reply Share ···

Budrick3 · 3d

How much money can someone in your field make?

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

Salary: pretty much the same as you'd make elsewhere (pharma, software companies, etc.) with whatever your experience is.

Equity: this is where it gets interesting... we believe in giving our employees generous equity compensation and hope that as the industry (and Ginkgo) grow, that will help create real financial opportunities for our employees.

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maddrone · 3d

Have organisms with a symbiotic relationship ever been created with the help of gene modifications? Perhaps there are situations when one bacterium cannot cope with the task, but two types can do it?

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GinkgoAnnaMarie OP · 3d
Scheduled AMA

Totally - I think this will be an important part of the next generation of synthetic biology, working with ecosystems rather than individual organisms. Think about how "dumb" the biological code is we generally write today:

START.
Make as much of [molecule x] as you can before you die.
STOP.

Biology can do WAY more complex things than that so I'm pretty excited for what we'll be able to do in the future!

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joakims · 3d

Do you understand what the f you are unleashing into the world?

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Bifrog · 3d

Under which city is your underground secret laboratory within which you create world ending bio-mutants?

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firejuggler74 · 3d

Can you engineer corn so that it produces omega 3 fatty acids rather than omega 6? If you can you would probably save a few million lives from heart disease.

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Metalfishead · 3d

Can you make me a new knee? Two if you have time. Please?

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killer4u77 · 3d

when are you porting DOOM to DNA?

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Sedolect · 3d

I have the identical twin brother. If you modify the DNA of both of us in the same way, would the result be the same ?

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Crpl_Punishmnt · 3d · *edited 3d*

You received 1 billion in covid testing funding but you've shut down concentric testing, what happened? Where are the rest of those funds going. Do you think you deserve a $16 billion spack?

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PartyOperator · 4d

> Ginkgo wants to make biology as easy to program as computers. We believe biology is like freakishly powerful alien technology that is far more advanced than anything we mere mortals have managed to invent.

Errrr. Have you seen the things people do with computers?

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GinkgoAnnaMarie OP · 4d
Scheduled AMA

We talked about this on stream a bit. Here's how we think about it, paraphrasing Patrick Boyle, our Head of Codebase: we have to care about how our platform is used, and it's on all of us to develop robust biosecurity as these technologies mature, integrating it as a core design principle, and not just as an afterthought post-crisis.

For example, today, there are lots of controls on DNA printing. We're a member of the International Gene Synthesis Consortium, and apply the standards of the Harmonized Screening Protocol to our own work. That's one level of biosecurity that we'll keep developing alongside our partners in this space. Another level is being able to detect engineered sequences in the wild and in the lab - that's where our work on projects like IARPA's FELIX comes in.

We're also working on the critical question of what happens when cell programing becomes more mature, when people can write on the level of human-readable code. At that point, you'll see the field develop more and more of an ability to detect the intent of different sequences, and you can expect us to be working on this technical problem actively.

Ultimately, we're students of the history of computing, and of the Internet, and - like you - we're humbled by the power of technology, and by the fact that biology is more powerful than any technology humanity has ever created.

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neverforgetreddit · 4d
Did someone say cat girls?
1 Reply Shareï^ƒ
tarzan322 · 4d
Can you program DNA to grow a steak? I like steak, and I feel we need a better solution to providing them than growing cattle.
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GinkgoAnnaMarie OP · 4d
Scheduled AMA
Not yet, but it’s totally something that we should be able to do someday!
3 Reply Shareï^ƒ
tarzan322 · 2d
The sooner, the better.
1 Reply Shareï^ƒ
RevolutionaryMeal744 · 4d
How to make dinosaurs?
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GinkgoAnnaMarie OP · 3d
Scheduled AMA
Probably start with chickens (I have 5)
2 Reply Shareï^ƒ
RevolutionaryMeal744 · 2d
That makes sense
1 Reply Shareï^ƒ
putku · 3d
Jurassic Park when?
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GinkgoAnnaMarie OP · 3d
Scheduled AMA
We talked about this in our investor day (23:21) : https://www.youtube.com/watch?v=vSOUxOIzkbg
1 Reply Shareï^ƒ
357magnummanchowder · 3d
Can you grow us a unicorn? Thought so. STFU.
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GinkgoAnnaMarie OP · 3d
Scheduled AMA
This is def. a question for u/Grinko_Biotech but candidly horns on a horse seems pretty easy... Unfortunately we only really work with single celled creatures right now, but we’ll add it to the future list.
3 Reply Shareï^ƒ
357magnummanchowder · 3d
Right on. Thanks for the response.
1 Reply Shareï^ƒ
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ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.